Exhibit 99.1

ASM International Extends Market Leadership for High-k ALD,

Books two New Pulsar Orders for both R&D and Manufacturing Ramp

ALMERE, THE NETHERLANDS, February 24, 2010 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM), today announced two new Pulsar® orders from leading logic customers. One system was purchased by a new customer for the development of next generation advanced high-k metal gates, while the second is a repeat order from an existing customer planning to use Pulsar in its 32 nm high-k manufacturing ramp. Both tools include multiple Pulsar high-k reactors.

“These two sales reflect our belief that advanced logic customers view our high-k process as the standard for hafnium based high-k gate stacks,” said Peo Hansson, GM of the Thermal Products business unit at ASM. “During the decision process with our new customer, Pulsar was able to demonstrate significant thin film performance advantages over competing tools for hafnium-based gate dielectrics. Beyond process development, we are also seeing more customers migrating high-k from development into initial volume manufacturing using our Pulsar ALD production tools.”

The Pulsar ALD reactor utilizes a unique solid chemical source delivery system that enables the most efficient and precise deposition of hafnium oxide (HfO2) and hafnium silicon oxide (HfSiO) films at atomic thickness scales. It enables advanced integration solutions down to 22 nm and below through its ALD process that deposits one atomic layer at a time. Implementing high-k films extends transistor gate technology scaling because the high-k materials have a much higher dielectric property than silicon oxide. Pulsar’s high-k dielectric ALD deposition process enables faster and smaller chips, ideally suited for high performance servers and advanced products that require low power such as laptops, PDA’s and smart-phones.

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International:

Erik Kamerbeek

Investor Relations

+31 881008500

Mary Jo Dieckhaus

Investor Relations

+1 212-986-2900